UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of registration submits the following information:

Name:

PRIAC VARIABLE CONTRACT ACCOUNT A

Address of Principal Business Office (No. & Street, City, State, Zip Code):

280 Trumbull Street, Hartford, CT, 06103

Telephone Number (including area code):

(732) 482-6816

Name and address of agent for service of process:

Prudential Retirement – Law Department

Attention: John M. Ewing

200 Wood Avenue South, Iselin, NJ 08830

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:    YES  ☒    NO  ☐

Pursuant to the requirements of the Investment Company Act of 1940 the sponsor of the registrant has caused this notification of registration to be duly signed on behalf of the registrant in the city of Iselin and state of New Jersey on the 14th day of December 2006.

[SEAL]		Signature	PRIAC Variable Contract Account A
(Name of Registrant)

		BY	Prudential Retirement Insurance and Annuity Company
(Name of sponsor, trustee or custodian)

		BY	John M. Ewing
(Name of officer of sponsor, trustee or custodian)
Asst. Secretary (Title)

Attest:	Thomas C. Schiaffo (Name)
Asst. Secretary (Title)